Filed by Franklin Financial Corporation

Pursuant to Rule 425 under the Securities Act

Subject Company: Franklin Financial Corporation
Commission File No. 0-24133

Date: August 15, 2002

For Immediate Release

Contact:	Franklin National Bank, Franklin, Tennessee Kristy Williams, 615-595-5531 David McCurrach, 615-595-5531

FRANKLIN FINANCIAL FILES FORM 10-Q FOR THE SECOND QUARTER

     Franklin, Tennessee, August 14, 2002 – Franklin Financial Corporation (Nasdaq: “FNFN”) announced today the filing of its Form 10-Q for the second quarter and the six months ended June 30, 2002. Net income for the first six months of 2002 was $5.1 million compared to $2.8 for the first six months of 2001. For the quarter ending June 30, 2002, Franklin Financial Corporation reported net income of $2.5 million compared to $1.4 million for the same period in 2001. The results for the second quarter include a $335,000 after-tax expense that was not reflected in the net income previously announced by the company on July 17, 2002. This expense relates to the market valuation of certain foreclosed property and is the result of the execution of a real estate purchase contract by the company following the prior earnings announcement.

     Assets grew to $785 million at June 30, 2002, an increase of 6.7% or $49.6 million from December 31, 2001, and a $123 million increase and a 18.6% annual growth rate when compared to June 30, 2001. For the three- and six-month periods ended June 30, 2002, the return on average equity was 25.43% and 26.87%, respectively, compared to 17.43% and 17.36%, respectively, for the same periods in 2001.

     On May 1, 2001, the common stock of Franklin Financial began trading on the Nasdaq National Market under the symbol “FNFN”. Franklin Financial recently paid a quarterly cash dividend of $.055 per share.

     Franklin Financial Corporation is a financial services holding company and the parent company of Franklin National Bank. Franklin National Bank operates nine retail branches and 22 ATM’s in the Tennessee counties of Williamson, Davidson, and Maury. The bank’s Internet site is located at www.FranklinNetBranch.com. Franklin Financial is also the parent company of Franklin Financial Mortgage, Franklin Financial Insurance Agency, and Franklin Financial Securities.

     On July 24, 2002, Fifth Third Bancorp (Nasdaq: FITB – News) and Franklin Financial announced the signing of a definitive agreement pursuant to which Fifth Third will acquire Franklin Financial Corporation and its subsidiaries, including Franklin National Bank, headquartered in Franklin, Tennessee.

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     Investors and security holders are advised to read the proxy statement/prospectus regarding the acquisition of Franklin Financial by Fifth Third when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Fifth Third. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third and Franklin Financial at the Commission’s website at www.sec.gov and/or from Fifth Third and Franklin Financial.

     Franklin Financial and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Franklin Financial with respect to the merger. Information regarding such officers and directors is included in Franklin Financial’s proxy statement for its 2002 Annual Meeting of Shareholders filed with the Commission on April 23, 2002. This document is available free of charge at the Commission’s website at www.sec.gov and/or from Franklin Financial.

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